SCHEDULE 13-G


ISSUER	OI Corporation
TITLE OF CLASS	Common Stock
CUSIP #	670841105

REPORTING PERSONS	Prentiss Smith & Co.
IRS IDENTIFICATION-	# 03-0292076

PLACE OF ORGANIZATION	Vermont

TYPE OF ORGANIZATION	Investment Advisor

OWNERSHIP:

	Amount:	"132,650"	shares
	Percent:	5.00%
	Sole Power to Vote	"132,650"
	Sole Power to Dispse	"132,650"